BatteryXchange, Inc.

Unaudited Financial Statements

February 27, 2019 (Inception)


BATTERYXCHANGE, INC.
BALANCE SHEET
As of February 27, 2019
(Unaudited)


ASSETS

Current assets:		
Cash and cash equivalents	$	0
Total current assets		0
Total Assets	$	0

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Current liabilities:		
Accrued expenses	$	0
Total liabilities		0
TOTAL LIABILITIES		0
Stockholders' Equity:		
Common stock (10,000,000 shares authorized, par value		0
$0.000001, 0 shares outstanding as of February 27, 2019)		
Retained earnings		0
Total Stockholders' Equity		0
Total Liabilities and Stockholders' Equity	$	0

BATTERYXCHANGE, INC.
STATEMENT OF OPERATIONS
From February 27, 2019 (Inception) through February 27, 2019
(Unaudited)

Revenues	$	0
Cost of revenues		0
Gross profit		0
Operating expenses:		
General and administrative		0
Sales and marketing		0
Total operating expenses		0
Operating income		0
Net income	$	0

BATTERYXCHANGE, INC.

STATEMENT OF STOCKHOLDERS' EQUITY

From February 27, 2019 (Inception) through February 27, 2019

(Unaudited)

	Common Stock	Retained Earnings	Total Stockholders' Capital
Balance as of February 27, 2019 (Inception)	0	$ 0	$ 0
Issuance of common stock	0	0	0
Net income	0	0	0
Balance as of February 27, 2019	0	$ 0	$ 0

BATTERYXCHANGE, INC.
STATEMENT OF CASH FLOWS
From February 27, 2019 (Inception) through February 27, 2019
(Unaudited)

Cash flows from operating activities

Net income	$	0
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Increase (decrease) in accrued expenses		0
Net cash used in operating activities		0
Cash flows from investing activities		
Purchase of property and equipment		0
Net cash used in investing activities		0
Cash flows from financing activities		
Issuance of common stock		0
Net cash provided by financing activities		0
Net change in cash and cash equivalents		0
Cash and cash equivalents at beginning of period		0
Cash and cash equivalents at end of period	$	0
Supplemental disclosure of cash flow information		
Cash paid for interest	$	0
Cash paid for income taxes		0

BATTERYXCHANGE, INC.
NOTES TO FINANCIAL STATEMENTS
As of February 27, 2019
(unaudited)

NOTE 1 - NATURE OF OPERATIONS

BatteryXChange, Inc. (which may be referred to as the "Company," "we," "us," or "our"). The Company provides charging stations in local stores, restaurants, and gathering places for users to charge their devices in order to stay connected to the world. The Company incorporated on February 27, 2019 in the State of Delaware. The Company did not begin operations until 2019.

Since Inception, the Company has relied on funds received from its founders to fund its operations. As of February 27, 2019, the Company had zero working capital and will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 6). During the next 12 months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 7), and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, the Company may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of February 27, 2019, the Company is operating as a going concern. See Note 1 and Note 6 for additional information.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of February 27, 2019, the Company has $0 cash on hand.

Receivables and Credit Policy

Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customers. As a result, the Company believes that its accounts receivable credit risk exposure is limited, and it has not experienced significant write-downs in its accounts receivable balances.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to five years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

As of February 27, 2019, the Company had not acquired any fixed assets which would be capitalized in accordance with generally accepted accounting principles.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for February 27, 2019. The Company is taxed as a "C" Corporation.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of February 27, 2019, the unrecognized tax benefits accrual was zero. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. As of February 27, 2019, the Company had recognized no sales.

Advertising Expenses

The Company expenses advertising costs as they are incurred.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Software Development Costs

The Company applies the principles of ASC 985-20, Software-Costs of Computer Software to be Sold, Leased, or Otherwise Marketed ("ASC 986-20"). ASC 985-20 requires that software development costs be charged to research and development expense until technological feasibility is established. With the Company's current technology, technological feasibility of the underlying software is not established until substantially all product development and testing is complete, which generally includes the development of a working model. Prior to a product's release, if and when the Company believes capitalized costs are not recoverable, the costs capitalized to date will be expensed as part of cost of sales.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities will be effective after December 15, 2019, and interim periods within annual periods beginning after December 15, 2020.   We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our balance sheet.

NOTE 3 – INCOME TAX PROVISION

The Company has not filed its income tax return for the period ended December 31, 2019, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

Legal Matters

Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

NOTE 5 – EQUITY

Issuance of Common Stock

There has been a total of 0 issued shares of common stock as of February 27, 2019.

NOTE 6 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company incorporated on February 27, 2019 and is in the process of beginning operations in the United States. The Company's ability to continue is dependent upon management's plan to raise additional funds (see Notes 1 and 7) and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 7 – SUBSEQUENT EVENTS

Anticipated Crowdfunded Offering

The Company is offering shares of Convertible Promissory Notes (the "Notes"). The Company is in the process of raising a minimum of $86,000 in this offering and up to $716,000 maximum. Each Note will have an interest rate of 4% per annum compounded on a 365-day basis (annually). The Notes will mature and become immediately payable upon or after 24 months following the effective date of the note. If the Notes have not been converted to equity securities of the Company prior to the maturity date, then, at any time after the maturity date until repayment thereof, the Notes may be converted upon the approval of Stake Partners, LLC the administrative agent and the majority investors into equity securities of the Company on such terms as agreed upon by the Company, the administrative agent and the majority investors at the time of the conversion, with the number of shares of equity securities being issued to the investor equal to the outstanding debt divided by the conversion price, with such conversion price calculated as (A) $4,000,000 (or $3,500,000 for Major Purchasers and those Investors investing the first $86,000 in the Offerings; such number, the "Valuation Cap") divided by (B) the number of the Company's outstanding shares

The Crowdfunded Offering is being made through LocalStake (the "Intermediary"). The Company will pay a placement fee to the Intermediary of 5.0% on all gross proceeds received by the Company from the sale of the class B units in the Offering. The resulting aggregate placement fee does not include a $1,000 offering preparation fee paid prior to the Offering.

Issuance of Debt

The Company has issued promissory notes totaling $7,400. The notes have interest rates varying from 0-6% and mature between February and September 2020.

Issuance of Equity

The Company has issued a total of 5,698,324 shares of common stock at a price of $.001 per share from February 2019 through October 2019. The Company has also issued 237,430 shares of preferred A1 stock at a price of $0.16847 per share from July 2019 through October 2019.

Management's Evaluation

Management has evaluated subsequent events through October 28, 2019, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.